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Ex12

                                  IDACORP, Inc.
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges


                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                           1996         1997         1998        1999         2000
Earnings, as defined:
  Income before  income taxes           $ 135,247   $  133,570    $ 133,806   $ 137,021    $ 210,701
  Adjust for distributed income of
  equity investees                         (1,413)      (3,943)      (4,697)       (837)      (3,116)
  Equity in loss of equity method               0            0          458         435          186
  investments
  Minority interest in losses of
  majority owned subsidiaries                   0            0         (125)        (37)      (1,468)
  Fixed charges, as below                  70,418       69,634       69,923      72,243       73,261
     Total earnings, as defined         $ 204,252   $  199,261    $ 199,365   $ 208,825    $ 279,564

Fixed charges, as defined:
  Interest charges                      $  57,348   $   60,761    $  60,677   $  62,975    $  63,339
  Preferred stock dividends of
  subsidiaries-
     gross up-IDACORP rate                 12,079        7,891        8,445       8,313        8,886
  Rental interest factor                      991          982          801         955        1,036

     Total fixed charges, as defined    $  70,418   $   69,634    $  69,923   $  72,243    $  73,261

Ratio of earnings to fixed charges          2.90x        2.86x        2.85x       2.89x        3.82x

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